UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   March 2006            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated March 2, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: March 2, 2006	By: /s/ Bruce Winfield Bruce Winfield, President and CEO

PORTAL BEGINS GEOPHYSICAL SURVEY AT ANCHORIS

Portal Resources Ltd. (TSX-V: PDO) is pleased to report that a 64-line kilometer Induced Polarization (IP) survey has commenced on the Company’s Anchoris, copper-gold porphyry project. Anchoris is the most advanced project area within the Company’s 100% controlled, 700 square mile San Rafael land package located 300 kilometers south of Mendoza, Argentina.

The project area consists of a series of copper-gold porphyry zones along a 15-kilometer long northwest striking structural corridor featuring recent to Permian-Triassic age volcanic centers. This structural corridor lies within a much larger porphyry trend which hosts the El Teniente Mine 200 kilometers to the northwest. El Teniente is the world’s largest porphyry copper deposit with resources of 12.6 billion tonnes grading 0.62% copper (Economic Geology Publication Volume 100/Number 5 August 2005).

The Phase II program of detailed geological mapping and rock chip sampling is nearing completion.  The Company, on February 21, initiated the 64-line kilometer geophysical Induced Polarization (IP) survey to better define three large porphyry targets.  As shallow alluvial sand and basalt cover mask most of the La Julia, La Tortora and La Chilca-Buitres mineralized zones, the IP survey is designed to better define drill targets.

1) At La Tortora 27-line kilometers of pole-dipole IP is planned to further define a zone of intense phyllic-potassic altered porphyry with strong copper-gold stockwork mineralization that has been outlined over a strike length of 3,400 meters. The previous gradient IP survey showed mineralization to be related to a resistivity low associated with shearing and strong phyllic-potassic alteration and quartz sulphide stockworks. Three reverse circulation drill holes along the northwestern 1,000 meters of the mineralized zone averaged 0.30 % copper and 0.017 g/t gold over intervals of 55 to 105 meters and open to depth. Quartz rich sections from 17-27 meters wide grade 0.44 to 0.48 % copper, 0.42 g/t gold, and 19 to 36 g/t silver. Previous drilling was concentrated on the footwall of this structurally controlled porphyry system, which has been mapped as being 300-400 meters in width.

2) At La Chilca–Buitres 27-line kilometers of gradient IP and 9-12 kilometers of pole-dipole IP is planned to extend previous gradient IP coverage over a large area of phyllic altered porphyry. The highly altered porphyry is located 6 kilometers southeast and on trend with the La Tortora copper gold porphyry zone. A previous IP survey partially outlined a large chargeability anomaly surrounding an exposure of highly altered porphyry in a canyon within an extensive area of shallow basalt cover. The survey will test an extension of the zone 4 kilometers to the southeast to outline a copper-gold porphyry system similar to the La Tortora Zone.

3) At La Julia 7-line kilometers of pole-dipole IP survey is planned to define a large, 400 by 500 meter zone of intense phyllic alteration with quartz stockwork veinlets that is open to the south under shallow sand cover. Sparse outcrop is present in a low sand covered area where previous sampling by RTZ averaged 0.2778 % copper and 0.026 g/t gold in 23 samples.

Portal is very encouraged by the size, and intensity of the alteration and mineralization within the three target areas identified to date, as well as the excellent potential for the IP surveys to further expand their size under shallow cover and assist in targeting the best mineralized portions for drilling.

Following this definition work, a drill program is anticipated to begin in April of 2006 to test all three of these zones.

The project area is highly prospective for the discovery of additional copper-gold porphyry systems. With a predominantly dry climate, mild winters, moderate topography and elevations in the range of 2,000 meters, exploration is possible throughout the year.

All work on the project is under the direction of Mr. Gary Nordin P.Geo. British Columbia, the designated Qualified Person for the San Rafael project in accordance with National Instrument 43-101.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.